The information in this supplement to exchange offer prospectus may change. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This supplement to exchange offer prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Exhibit (a)(7)

Supplement to

Electronic Data Systems Corporation

Offer to Exchange

0.8430 Shares of Common Stock Plus $1.58 in Cash

for

Each Outstanding FELINE PRIDESSM Unit

in the Form of an Income PRIDESSM

Up to an Aggregate of 32,100,000 Income PRIDES

April 28, 2004

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON MAY 11, 2004 (THE “EXPIRATION DATE”), UNLESS EXTENDED OR EARLIER TERMINATED BY US.

This supplement to exchange offer prospectus is being furnished to supplement the exchange offer prospectus dated March 31, 2004 of Electronic Data Systems Corporation. On April 28, 2004, we announced that we extended the exchange offer, which was due to expire on April 27, 2004, to midnight, New York City time, on Tuesday, May 11, 2004, unless extended or earlier terminated by us.

You should read this supplement, the exchange offer prospectus and the related letter of transmittal before deciding to tender any Income PRIDES in the exchange offer. Each of these documents contains important information about the exchange offer.

Holders of record of Income PRIDES at the close of business on May 3, 2004, will receive their quarterly interest payment and quarterly contract adjustment payment in the aggregate amount of $0.953125 per unit of Income PRIDES, payable on May 17, 2004. Because the original $2.53 cash offer price included this quarterly payment, the cash offer price is reduced by $0.95 per unit of Income PRIDES and will now be $1.58 per unit of Income PRIDES.

We believe that the revised cash offer of $1.58 per unit of Income PRIDES, together with the May quarterly payment of $0.953125 per unit, is economically equivalent to the original cash offer of $2.53 per unit if the exchange offer had closed on the original expiration date of April 27, 2004.

No change has been made to the number of shares offered per unit of Income PRIDES in the exchange offer.

Recent Developments

The information below is added in a new section of the exchange offer prospectus entitled “Summary—Recent Developments”:

On April 26, 2004, we reported a first quarter 2004 net loss of $12 million, or 2 cents per share, compared to a loss of $1.4 billion, or $3.00 per share, in last year’s first quarter on an as-reported basis. Excluding UGS PLM Solutions, now treated as a discontinued operation, first quarter 2004 as-reported revenue was $5.20 billion, up four percent versus a comparable $5.02 billion in the first quarter of 2003. Excluding UGS PLM Solutions, non-GM revenue was $4.70 billion in the first quarter of 2004 compared to $4.45 billion a year ago, while GM revenue was $503 million in the first quarter of 2004 compared to $566 million in the first quarter of 2003.

We signed $4.0 billion in contracts in the first quarter 2004 compared to $3.0 billion in the first quarter 2003, reflecting sales growth from existing accounts and strong renewals.

We had total assets of $17.84 billion and total liabilities of $12.23 billion at March 31, 2004, compared to total assets of $18.28 billion and total liabilities of $12.57 billion at December 31, 2003. We had total current assets of $6.86 billion and total current liabilities of $7.12 billion at March 31, 2004, compared to total current assets of $6.82 billion and total current liabilities of $7.47 billion at December 31, 2003.

On April 26, 2004, we updated our financial guidance for 2004 to reflect the pending divestiture of UGS PLM Solutions and an expanded range of loss that we expect to incur on our Navy Marine Corps Intranet contract.

Selected Historical Consolidated Financial Data

The information below is added to the section of the exchange offer prospectus entitled “Selected Historical Consolidated Financial Data” under the heading “Per share data”:

As of the year ended December 31, 2003
Book value per share of common stock	$11.89

The information below is added to the section of the exchange offer prospectus entitled “Selected Historical Consolidated Financial Data” as a new section at the bottom of the table:

	For the years ended December 31,
	2003	2002	2001	2000	1999
Other data
Ratio of earnings to fixed charges(1)(2)	—	3.7	4.6	4.3	2.2

(1)	For the year ended December 31, 2003, our earnings were inadequate to cover our fixed charges by $390 million.

(2)	The ratio has been computed by dividing earnings by fixed charges. For purposes of computing the ratio:

•	earnings consist of earnings before income taxes, cumulative effect of a change in accounting principle, minority interest in consolidated subsidiaries, and undistributed equity in income (losses) of affiliates, plus distributed income of equity investees, and fixed charges, less capitalized interest; and

•	fixed charges consist of total interest expense, including capitalized interest, dividends on redeemable preferred stock of subsidiaries and a portion of rentals for real and personal property deemed to be representative of the interest component of rent expense.

We did not have any preferred stock outstanding and there were no preferred stock dividends paid or accrued during the periods presented.

Material United States Federal Income Tax Consequences

The section of the exchange offer prospectus entitled “Material United States Federal Income Tax Consequences” is amended and replaced in its entirety to read as follows:

The following discussion addresses the material United States federal income tax consequences of the exchange offer to holders of Income PRIDES and, except as otherwise noted, represents the opinion of Vinson & Elkins L.L.P. This discussion deals only with Income PRIDES held as capital assets (generally, assets held for investment) and, except where explicitly addressing the material United States federal income tax consequences of the exchange to holders other than U.S. persons (defined below), pertains only to holders that are U.S. persons. The tax treatment of a holder may vary depending on such holder’s particular situation. This discussion does not address all of the tax consequences that may be relevant to holders that may be subject to special tax treatment such as, for example, insurance companies, broker dealers, tax-exempt organizations, foreign taxpayers, regulated investment companies, persons holding Income PRIDES, notes or shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment, former U.S. citizens that have expatriated, and persons whose functional currency is not the U.S. dollar. In addition, this discussion does not address any aspects of state, local, or foreign tax laws. This discussion is based on the United States federal income tax laws, regulations, rulings and decisions in effect as of the date of this exchange offer prospectus, which are subject to change or differing interpretations, possibly on a retroactive basis.

CERTAIN ASPECTS OF THE UNITED STATES FEDERAL INCOME TAX TREATMENT OF INCOME PRIDES, INCLUDING THE TREATMENT OF TRANSACTIONS SUCH AS THE EXCHANGE OFFER, HAVE YET TO BE DIRECTLY ADDRESSED BY ANY STATUTORY, ADMINISTRATIVE OR JUDICIAL AUTHORITY AND, THEREFORE, MAY BE SUBJECT TO DIFFERING INTERPRETATION. IN ADDITION, THE TAX CONSEQUENCES OF EXCHANGING YOUR INCOME PRIDES IN THE EXCHANGE OFFER WILL DEPEND ON YOUR PARTICULAR CIRCUMSTANCES; ACCORDINGLY, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF EXCHANGING YOUR INCOME PRIDES IN THE EXCHANGE OFFER, INCLUDING THE APPLICATION AND EFFECT OF UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES.

For purposes of this discussion, the term “U.S. person” means (1) a person who is a citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate the income of which is subject to United States federal income taxation regardless of its source or (4) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust or (b) such trust has in effect a valid election to be treated as a domestic trust for United States federal income tax purposes.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds Income PRIDES, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partner of a partnership holding Income PRIDES should consult its tax advisors with respect to the tax treatment of participation in the exchange offer.

Applicable Federal Income Tax Treatment of Income PRIDES – In General

Each Income PRIDES you own is a unit consisting of two components — a note and a purchase contract — which, together, constitute an Income PRIDES. Your initial purchase price for each Income PRIDES was allocated between the two components in proportion to their respective fair market values at the time of purchase, and such allocation established your initial tax basis in the underlying note and purchase contract. In our original issuance of Income PRIDES, we reported the fair market value of each note as $50 and the fair market value of each purchase contract as $0. If you acquired Income PRIDES in the original issuance, our reporting position was binding on you (but not on the IRS) with respect to such Income PRIDES unless you explicitly disclosed a contrary position on a statement attached to your timely filed United States federal income tax return for the taxable year in which such Income PRIDES were acquired. If you acquired an Income PRIDES through a purchase in the secondary market, your purchase price should have been similarly allocated between the note and the purchase contract in proportion to the fair market values of the two components at the time of your purchase.

We have treated the notes as contingent payment debt instruments. As such, you have been required to accrue original issue discount on your notes. Your adjusted tax basis in your notes on the date such notes are exchanged pursuant to the exchange offer will, accordingly, reflect increases to your basis in the amount of original issue discount you have been required to include in income with respect to your notes through the date of the exchange and decreases to your basis equal to the total amount of projected payments with respect to your notes through the date of the exchange.

There is no direct authority addressing the treatment, under current law, of contract adjustment payments or deferred contract adjustment payments, and the United States federal income tax treatment of such payments is therefore unclear. Contract adjustment payments and deferred contract adjustment payments may constitute taxable ordinary income to a holder when received or accrued, in accordance with such holder’s regular method of accounting. We have reported such payments on any required information returns as taxable ordinary income to the holder. Holders who may have reported such payments or accruals in a different manner are urged to consult their tax advisors.

The following discussion assumes that your reporting for U.S. federal income tax purposes of the acquisition and ownership of Income PRIDES has been consistent with the Company’s treatment outlined above.

Federal Income Tax Treatment of Participation in the Exchange

In the opinion of Vinson & Elkins L.L.P., although the matter is not free from doubt, it is more likely than not that the exchange of an Income PRIDES for shares of our common stock plus cash will be treated as a physical settlement of the purchase contract and retirement of the note. However, there exists some meaningful uncertainty that this treatment will apply for U.S. federal income tax purposes because (i) there is no direct authority addressing the treatment or characterization, under current law, of the exchange of an instrument similar to an Income PRIDES with the issuer thereof for shares of its common stock and cash, (ii) there are several possible characterizations of such an exchange, and (iii) such opinion is not binding on the Internal Revenue Service or the courts, either or both of which may reach a contrary conclusion. Based upon the opinion of Vinson & Elkins L.L.P., we plan to treat and to characterize the exchange as:

(i)	the disposition by the holder of the note component of an Income PRIDES for an amount of consideration equal to the sum of

—	the amount due under the holder’s purchase contract (i.e., $50), plus

—	the amount of cash offered in the exchange offer, minus

—	the amount of such cash allocable to accrued and/or deferred contract adjustment payments and accrued interest on the note;

(ii)	the receipt of accrued and/or deferred contract adjustment payments and accrued interest on the note in an amount equal to the portion of the cash received pursuant to the exchange offer that is allocable thereto; and

(iii)	the purchase by the holder pursuant to his or her purchase contract of the stock issued in the exchange offer for an amount of consideration equal to the amount of money due under the holder’s purchase contract (i.e., $50).

Consideration attributed to the disposition of the note pursuant to this treatment will give rise to gain or loss equal to the amount determined in (i) above, minus the holder’s adjusted basis in the note. Because we have treated the notes as contingent payment debt instruments, any gain recognized on notes exchanged in the exchange offer will be treated as ordinary interest income. Loss recognized on such notes will be treated as ordinary loss to the extent of a holder’s prior inclusions of original issue discount on his or her notes. Any loss in excess of such amount will be treated as a capital loss. The deductibility of capital losses is subject to limitations.

The acquisition of our common stock pursuant to the purchase contract (i.e., $50 for 0.8430 shares of our common stock) under this treatment will not give rise to gain or loss at the time of the exchange. Accordingly, a holder’s basis in stock received on the exchange of an Income PRIDES will be equal to the amount due under the holder’s purchase contract (i.e., $50), plus such holder’s adjusted basis, if any, in the purchase contract. The holder’s holding period for the shares of our common stock received in the exchange will begin on the day following the holder’s acquisition of the stock.

As noted above, the foregoing treatment is not definitively supported by existing authority, and alternative characterizations of the exchange that affect the timing and/or character, but generally not the overall net amount, of gain or loss to be recognized as a result of participation in the exchange offer and any future disposition of the stock are possible. For example, it is possible that the exchange of an Income PRIDES for shares of our common stock plus cash pursuant to the exchange offer may be treated as a termination of the purchase contract rather than a physical settlement of such contract, resulting in a capital loss equal to the difference between your basis in the purchase contract, if any, and the amount by which the fair market value of the purchase contract at the time of the termination is negative. In satisfaction of the note, you would be deemed to have realized the negative amount described in the preceding sentence, the fair market value of the shares and the cash not attributable to accrued and/or deferred contract adjustment payments. You would recognize gain or loss on your note equal to this amount realized over your adjusted basis in your note. You would have a fair market value basis in the shares of our common stock received in the exchange, and your holding period for our shares would begin the day following the date of the exchange.

Again in the alternative, the exchange of Income PRIDES in the exchange offer could possibly be treated as a recapitalization in which the notes are exchanged for shares of our common stock, the termination of the purchase contracts and cash (to the extent not attributable to accrued and/or deferred contract adjustment payments or accrued interest on the notes). If the exchange of an Income PRIDES were characterized in this manner, no loss could be recognized, a holder’s basis in his or her shares of our common stock received in the exchange should generally be determined by reference to the holder’s adjusted basis in the note component of his or her Income PRIDES, and the holding period of such stock would include the period the holder held the notes.

Under either our intended characterization of the exchange or the above alternative characterizations, consideration attributable to the receipt of accrued contract adjustment payments or deferred contract adjustment payments and interest on the notes should be treated as ordinary income to the extent not previously included in income.

We will report cash received in lieu of a fractional interest in our common stock as a redemption of such fractional interest in exchange for cash. You would generally realize capital gain or loss on a redemption of a fractional interest in our common stock in an amount equal to cash received for the fractional share over your basis (determined based on your treatment of the exchange offer, as described above) in such interest. Gain or loss on this redemption will generally be short-term capital gain or loss unless the exchange is treated as a recapitalization for U.S. federal income tax purposes (in which case the gain or loss would be long-term capital gain or loss if the holder has held his or her Income PRIDES for more than twelve months).

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR CONCERNING THE PROPER TREATMENT OF THE EXCHANGE, AND OF ANY SUBSEQUENT DISPOSITION OF STOCK RECEIVED IN THE EXCHANGE, IN YOUR PARTICULAR CIRCUMSTANCES.

Federal Tax Aspects of Ownership of Common Stock Received in the Exchange Offer

Distributions paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) on common stock received as part of the exchange offer will constitute a dividend and will be includible in income by holders when received. Under current law, such dividends paid to individual holders should generally qualify for a special 15% tax rate on “qualified dividend income” through December 31, 2008. Any such dividend will be eligible for the dividends received deduction if the holder is an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends received deduction.

Upon a disposition of our common stock, you generally will recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in the common stock. Such capital gain or loss generally will be long-term capital gain or loss if you held such common stock for more than one year immediately prior to such disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Substitution of Notes to Recreate Income PRIDES

If you hold Growth PRIDES and deliver notes to the collateral agent in substitution for Treasury securities, you generally will not recognize gain or loss upon your delivery of such notes or your receipt of the Treasury securities. You will continue to take into account items of income or deduction otherwise includible or deductible, respectively, by you with respect to such Treasury securities and notes, and your adjusted tax bases in the Treasury securities, the notes and the purchase contract will not be affected by such delivery and release.

Backup Withholding Tax and Information Reporting

Unless you are an exempt recipient, such as a corporation, the exchange of Income PRIDES for shares pursuant to the exchange offer and the receipt of dividends on our common stock received as part of the exchange may be subject to information reporting and may also be subject to United States federal backup withholding tax at a current rate of 28%, if you fail to supply an accurate taxpayer identification number or otherwise fail to comply with applicable United States information reporting or certification requirements.

Factors Generally Applicable to Non-U.S. Holders Participating in the Exchange

The following discussion applies to you if you are a holder other than a “U.S. person” as defined in the third paragraph of “Material United States Federal Income Tax Consequences,” above. Special rules may apply to you if you are a “controlled foreign corporation,” “passive foreign investment company,” “foreign personal holding company” or are otherwise subject to special treatment under the Code. If you are or may be subject to these special rules, you should consult your own tax advisor to determine the particular United States federal, state and local and other tax consequences applicable to you of participating in the exchange offer.

United States Federal Withholding Tax

United States federal withholding tax should not apply to gain or income allocable to the notes provided that

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the Code; and

•	(a) you provide your name and address on an IRS Form W-8BEN (or a suitable successor form) and certify, under penalty of perjury, that you are not a United States person or (b) a financial institution holding the Income PRIDES on your behalf certifies, under penalty, that it has received an IRS Form W-8BEN (or a suitable successor form) from the beneficial owner and provides us with a copy.

We do not intend to withhold on amounts received in the exchange offer and allocable to the notes or accrued interest thereon if these requirements are met.

United States withholding tax generally will apply at a rate of 30% on (i) consideration attributed to the receipt of accrued contract adjustment payments or deferred contract adjustment payments as part of the exchange and (ii) dividends paid on the shares of our common stock received as part of the exchange. However, if a treaty applies, you may be eligible for a reduced rate of withholding. Contract adjustment payments and dividends on our common stock that are effectively connected with the conduct of a trade or business by you within the United States (or, where a tax treaty applies, are attributable to a United States permanent establishment maintained by you), are not subject to the withholding tax, but instead are subject to United States federal income tax on a net basis, as described below. In order to claim any such exemption or reduction in the 30% withholding tax, you should provide a properly executed IRS Form W-8BEN (or a suitable substitute form) claiming a reduction of or an exemption from withholding under an applicable tax treaty or IRS Form W-8ECI (or a suitable substitute form) stating that such payments are not subject to withholding tax because they are effectively connected with your conduct of a trade or business in the United States.

United States Federal Income Tax

Any gain or income realized on the notes, any contract adjustment payments that are not subject to United States federal withholding tax, as described above, and any gain or income realized on a disposition of our common stock received as part of the exchange will not be subject to United States federal income tax unless

•	that gain or income is, or is treated as, effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation,” as described below, for United States federal income tax purposes.

Foreign Investment in Real Property Tax Act of 1980

Gain or loss of a non-U.S. person from the disposition of stock in a “U.S. real property holding corporation” may be treated as effectively connected with the conduct of a trade or business in the United States and subject to U.S. withholding and federal income tax. We do not believe that we are currently a U.S. real property holding corporation for United States federal income tax purposes, and we think it is unlikely we will become one, although there can be no assurance that this will be the case. In any event, if we were to become a U.S. real property holding corporation, so long as our common stock continued to be regularly traded on an established market, you would generally not be subject to U.S. federal income tax on the disposition of our common stock under this rule if you held (at all times during the shorter of the five year period preceding the date of disposition or your holding period) less than five percent of the total outstanding shares of our common stock.

Backup Withholding

No backup withholding will be required as a result of the exchange of your Income PRIDES for shares of our common stock plus cash or for dividends paid on our common stock received as part of the exchange if you have provided us with an IRS Form W-8BEN (or, where applicable, an IRS Form W-8ECI) and we do not have actual knowledge or reason to know that you are a U.S. person.

Federal Tax Treatment of Non-Tendering Holders

If you elect not to participate in the exchange, the exchange will have no federal income tax impact on you, and the consequences of your ownership and disposition of Income PRIDES, Growth PRIDES, notes or Treasury securities will be as described in the original prospectus supplement dated June 20, 2001.

If you desire to participate in the exchange offer, prior to the Expiration Date you must either (a) comply with the automated tender offer program procedures of The Depository Trust Company described in the section of the exchange offer prospectus entitled “The Exchange Offer—Procedures for Tendering Income PRIDES—How to Tender Generally” or (b) complete and sign the related letter of transmittal that you previously received in accordance with the instructions thereto and mail or deliver the signed letter of transmittal to JPMorgan Chase Bank, the exchange agent for the exchange offer.

If you have questions regarding the exchange offer or whether or not to participate in the exchange offer, please contact either of the co-lead dealer managers, Merrill Lynch & Co. or Citigroup. You may call Merrill Lynch & Co. toll free at 1-888-ML4-TNDR (1-888-654-8637) or (212) 449-4914 (collect) or Citigroup toll free at 1-877-531-8365 or (212) 723-7450 (collect). If you have any questions regarding the procedures for tendering in the exchange offer, require additional exchange offer materials or require assistance in tendering your Income PRIDES, please contact Mellon Investor Services LLC, the information agent. You can call the information agent toll free at (866) 293-6625.